SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT

                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 1993

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
                          (Full title of the Plan)

                            MILLIPORE CORPORATION
        (Name of issuer of the securities held Pursuant to the Plan)

                                80 Ashby Road
                        Bedford, Massachusetts 01730
                   (Address of principal executive office
                               of the issuer)

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN


                                        /s/ Jeffrey D. Gard
                                        BY:
                                        Jeffrey D. Gard
                                        Committee for Administration
                                        of the Millipore Corporation
                                        Employees' Participation and
                                        Savings Plan


DATE:       June 28, 1994

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                   For the Years Ended December 31, 1993,

                   December 31, 1992 and December 31, 1991

               MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                              AND SAVINGS PLAN

          Index to Financial Statements and Supplemental Schedules




Financial Statements and Exhibits

                                        Page No.

Report of Independent Accountants        F-1

Statements of Financial Condition at
December 31, 1993 and 1992               F-2

Statements of Income and Changes in Plan
Equity for the years ended December 31, 1993
1992 and 1991                            F-3

Notes to Financial Statements            F-4 - F-12

Schedule of Assets Held for Investment
at December 31, 1993                     F-13- F-14

Schedule of Reportable Transactions for the year
ended December 31, 1993                  F-15

Consent of Independent Accountants       F-16

                      Report of Independent Accountants



To the Committee of Millipore Corporation
Employees' Participation and Savings Plan:

We have audited the accompanying statements of financial condition of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1993 and 1992 and the income and changes in plan equity for the years ended December 31, 1993, 1992 and 1991 in conformity with generally accepted accounting principles.

As more fully described in Note F to the financial statements, the Plan changed its method of accounting for distributions payable in the statement of financial condition.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/Coopers & Lybrand
Boston, Massachusetts                        Coopers & Lybrand
June 24, 1994

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
                      STATEMENTS OF FINANCIAL CONDITION
                         December 31, 1993 and 1992

                                    1993
                    Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                       Fund
Assets
Cash                $       -   $       -  $        -  $       -  $       -    $     -    $           -
Investments, at
fair value:
Common stock of
Millipore
Corporation, 84,068
shares
with a cost of
$2,714,192          3,362,720            -          -          -          -         -         3,362,720
Other Investments      15,393   18,976,434 79,065,170  5,082,654    5,580,384       -       108,720,035


Contributions
receivable:
Participation Plan          -           -   6,799,572          -         -          -         6,799,572
Savings Plan:
Employee
Contribution           40,333      250,987    171,530     75,738      88,336        -           626,924
Employer
Contribution           11,715       70,147     50,580     21,778      25,214        -           179,434
Dividends and
interest               11,917       57,851    130,109        167         197        -           200,241
Loan repayments
receivable              7,881       68,749     51,371      4,223      15,039  5,922,916       6,070,179

Total assets       $3,449,959  $19,424,168 $86,268,332 $5,184,560 $5,709,170 $5,922,916    $125,959,105


Liabilities and
Plan Equity
Accounts payable
and accrued
expenses              $1,050        $6,786    $44,892       $447      $577       $     -         $53,752
Total liabilities      1,050         6,786     44,892        447       577             -          53,752

Plan equity        3,448,909    19,417,382 86,223,440  5,184,113 5,708,593     5,922,916     125,905,353


Total liabilities
and plan equity   $3,449,959  $19,424,168 $86,268,332 $5,184,560 $5,709,170   $5,922,916    $125,959,105


  The accompanying notes are an integral part of the financial statements.

                                     F-2

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
                      STATEMENTS OF FINANCIAL CONDITION
                         December 31, 1993 and 1992

                                    1992
                    Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                       Fund

Assets
Cash                $        -  $      -   $       -   $       -  $        -  $       -  $      -
Investments, at
fair value:
Common stock of
Millipore
Corporation, 72,846
shares
with a cost of
$2,385,177           2,576,922         -           -           -          -           -    2,576,922
Other Investments           30  18,392,609 71,578,183  3,720,971  3,361,872           -   97,053,665

Contributions
receivable:
Participation Plan           -         -    6,797,536          -          -           -    6,797,536
Savings Plan:
Employee
Contribution            35,695     406,659        498     63,416     60,340           -      566,608
Employer
Contribution            11,220     128,384          -     20,026     18,461           -      178,091
Dividends and
interest                 9,536      66,292    226,700     66,662        167           -      369,357
Loan repayments
receivable               4,641      13,588     28,968      9,527     12,871    5,056,665   5,126,260
Total assets        $2,638,044 $19,007,532 $78,631,885 $3,880,602 $3,453,711  $5,056,665 $112,668,439


Liabilities and
Plan Equity
Accounts payable
and accrued
expenses               $2,248      $35,226    $49,707     $1,970     $1,232      $     -     $90,383


Termination and
withdrawals
 payable              64,859       354,634  1,301,638     58,447    58,474             -   1,838,052
Total liabilities     67,107       389,860  1,351,345     60,417    59,706             -   1,928,435

Plan equity         2,570,937   18,617,672 77,280,540  3,820,185 3,394,005     5,056,665 110,740,004
Total liabilities
and plan equity    $2,638,044  $19,007,532 $78,631,885 $3,880,602 $3,453,711  $5,056,665 $112,668,439

  The accompanying notes are an integral part of the financial statements.

                                     F-2

                          MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                      December 31, 1993, 1992, and 1991

                                    1993

                   Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund       Total
                       Fund
Investment income /
(loss):
Dividends on
Millipore
  Corporation
  common stock     $ 44,702    $        -  $        -   $        - $        -    $      -   $  44,702
Investment income     3,900        56,096   3,981,591            -    329,514           -   4,371,101
Interest              2,401       723,172           -      262,301          -     359,123   1,346,997
Net unrealized
  appreciation/(de
  preciation) of
  investments       456,783       (85,528)          -            -    181,384           -     552,639
Total investment
income              507,786       693,740   3,981,591      262,301    510,898     359,123   6,315,439

Contributions:
Company
contributions:
Participation Plan        -             -   6,799,572            -          -           -   6,799,572
Savings Plan        121,390       687,455     518,884      214,372    250,858           -   1,792,959
Employee Savings
Plan
Contributions       409,285     2,005,415   1,694,996      733,636    912,554           -   5,755,886
Total Contributions 530,675     2,692,870   9,013,452      948,008  1,163,412           -  14,348,417

Terminations and
withdrawals        (133,884)   (1,478,774) (4,944,349)    (339,835)  (270,827)   (160,030) (7,327,699)
Expenses             (1,050)       (6,786)          -         (447)      (577)          -      (8,860)
Loans to
participants, net   (59,433)     (459,370)   (117,396)       4,430    (35,389)    667,158           -
Participant
interfund transfers (30,981)     (996,604)   (292,036)     431,024    888,597           -           -
Income before
cumulative effect
of change in
accounting
principle           813,113       445,076   7,641,262    1,305,481  2,256,114     866,251  13,327,297
Cumulative effect
of change in
accounting
for
distributions
payable              64,859       354,634   1,301,638       58,447     58,474           -   1,838,052

Net Income          877,972       799,710   8,942,900    1,363,928  2,314,588     866,251  15,165,349
Plan equity at
January 1         2,570,937    18,617,672  77,280,540    3,820,185  3,394,005   5,056,665 110,740,004
Plan equity at
December 31      $3,448,909   $19,417,382  $86,223,440    $5,184,113 $5,708,593   5,922,916 $125,905,353
  The accompanying notes are an integral part of the financial statements.
                                     F-3

                           MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                      December 31, 1993, 1992, and 1991

                                    1992

                   Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                       Fund

Investment income /
(loss):
Dividends on
Millipore
  Corporation
  common stock     $ 35,412    $        -  $         - $        -  $         -   $      -  $    35,412
Investment income    16,680        62,728    2,989,099          -      134,422          -    3,202,929
Interest              2,390       755,977            -    227,630            -    297,992    1,283,989
Net unrealized
  appreciation/(de
  preciation) of
  investments       (101,103)     (38,470)           -          -       74,679          -      (64,894)
Total investment
income/(loss)        (46,621)     780,235    2,989,099    227,630      209,101    297,992    4,457,436

Contributions:
Company
contributions:
Participation Plan         -            -    6,797,536          -           -           -    6,797,536
Savings Plan         111,027      712,640      526,573    172,882     197,021           -    1,720,143
Employee Savings
Plan
Contributions        384,720    2,118,753    1,652,569    583,126     653,026           -    5,392,194
Total Contributions  495,747    2,831,393    8,976,678    756,008     850,047           -   13,909,873

Terminations and
withdrawals         (156,488)  (1,742,324)  (7,282,089)  (234,100)   (201,415)   (251,837)  (9,868,253)
Expenses              (2,248)     (35,226)           -     (1,970)     (1,232)          -      (40,676)
Loans to
participants, net    (80,108)    (525,803)    (350,166)   (63,619)    (52,081)  1,071,777            -
Participant
interfund transfers   67,412     (619,630)    (313,343)   364,455     501,106           -            -

Net income           277,694      688,645    4,020,179  1,048,404   1,305,526   1,117,932   8,458,380
Plan equity at
January 1          2,293,243   17,929,027   73,260,361  2,771,781   2,088,479   3,938,733 102,281,624
Plan equity at
December 31       $2,570,937  $18,617,672  $77,280,540 $3,820,185  $3,394,005  $5,056,665 $110,740,004

  The accompanying notes are an integral part of the financial statements.

                                     F-3

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                      December 31, 1993, 1992, and 1991

                                    1991

                    Millipore   Short-Term             Guaranteed
                      Common      Income    Balanced     Income     Equity       Loan
                      Stock        Fund       Fund        Fund       Fund        Fund      Total
                       Fund
Investment income /
(loss):
Dividends on
Millipore
  Corporation
  common stock     $ 31,450     $        - $         -  $        -  $        -  $      -  $   31,450
Investment income   144,826              -   7,242,573           -      81,811         -   7,469,210
Interest              3,331      1,101,822           -     224,326           -   264,561   1,594,040
Net unrealized
  appreciation/(de
  preciation) of
  investments       (46,724)       195,920           -           -     267,048         -     416,244
Total investment
income/(loss)       132,883      1,297,742   7,242,573     224,326     348,859   264,561   9,510,944

Contributions:
Company
contributions:
Participation Plan        -              -   6,425,823           -           -         -   6,425,823
Savings Plan        119,972        776,978     531,061     143,420     120,411         -   1,691,842
Employee Savings
Plan
Contributions       400,273      2,264,177   1,576,556     459,256     399,542         -   5,099,804
Total Contributions 520,245      3,041,155   8,533,440     602,676     519,953         -  13,217,469

Terminations and
withdrawals        (281,026)    (2,851,666) (7,653,416)   (572,726)  (83,784)   (260,513)(11,703,131)

Expenses               (950)       (35,355)          -      (1,928)   (1,297)          -     (39,530)
Loans to
participants, net   (58,860)       (68,508)    (84,604)    (30,223)   23,710     218,485           -
Participant
interfund transfers(447,013)     1,108,035    (954,164)    (81,126)  374,268           -           -

Net income/(loss)  (134,721)     2,491,403   7,083,829     140,999 1,181,709     222,533  10,985,752
Plan equity at
January 1         2,427,964     15,437,624  66,176,532   2,630,782   906,770   3,716,200  91,295,872
Plan equity at
December 31      $2,293,243    $17,929,027 $73,260,361  $2,771,781 $2,088,479 $3,938,733 $102,281,624

  The accompanying notes are an integral part of the financial statements.

                                     F-3

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                        Notes to Financial Statements


A.   Description of the Plan

     The Millipore Corporation Employees' Participation and Savings Plan (the
     Plan) covers all U.S. employees who have at least two years continuous service with Millipore Corporation (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974
     (ERISA). The Plan includes a profit participation feature (Participation Plan) and a savings plan feature (Savings Plan). The plan has been amended, effective January 1, 1986, to reduce the eligibility requirements for the Savings Plan from two years to six months. Effective April 1, 1989, eligibility for new hires to participate in the Savings Plan was changed to one year.

     Under the Participation Plan, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Balanced Fund. The Participation Plan is integrated with the Retirement Plan for Employees of Millipore Corporation (Retirement
     Plan), a separate plan, which provides guaranteed retirement income levels to the extent such income levels are not provided by the Participation Plan.

     Under the Savings Plan, participants may make voluntary contributions of up to 12% of their eligible compensation. Prior to April 1, 1987 all participants with 10 or more years of service would receive a Company match of 25% of their contributions. Participants with less than 10 years of service would receive a Company match of 25% of their contribution up to 6% of their eligible compensation. Effective April 1, 1987, the Company changed its matching contribution policy for participants with 10 or more years of service -- such participants receive a Company match of 50% of their contribution up to 6% of their eligible compensation.

     Contributions under the Savings Plan and the Company's matching amount may be invested, at the participants election, in the Balanced Fund, the Short-Term Income Fund, the Equity Fund, the Guaranteed Income Fund or the Millipore Common Stock Fund. Participants are generally allowed to borrow from the Plan the amounts contributed by them and the Company's matching amount.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)

A.   Description of the Plan (Continued)

     Borrowings are evidenced by interest bearing promissory notes and are reflected in the Loan Fund net of principal repayments. All interest payments are credited to the participant's account.

     All contributions, and income earned thereon, under both sections of the Plan are fully and immediately vested. Participants who are 59 1/2 years or older may at any time withdraw amounts contributed by them as well as income earned thereon.

     In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned thereon, will be distributed in a lump sum to the participant or beneficiary. Participation Plan contributions in such cases and income earned thereon may be transferred to the Retirement Plan for distribution in accordance with its provisions.

     A detailed description of the Plan is available upon request at the Company's headquarters in Bedford, Massachusetts.

B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation

     Money market funds are valued at cost, which approximates fair market value. Mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year if traded on a national securities exchange or the last reported bid price as of the last business day of the year if traded on the over-the-counter market. Insurance contracts are valued at contract value. Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on sales of securities are based on average cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation for the year is reflected in the statement of income and changes in plan equity.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)



B.   Summary of Significant Accounting Policies (Continued)

     Dividend and Interest Income

     Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     Contributions

     Contributions from the Company under the Participation Plan are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

C.   Investment Programs

     The  Plan's assets are invested among five investment funds and  a  loan
     fund.   The  mix  of investments within each fund is determined  by  the trustees of the Plan.

     Millipore Common Stock Fund:

     This fund's investments consist primarily of Millipore Common Stock.

     Short-Term Income Fund:

     Investments of this fund include fixed income securities of money market funds and mutual funds that are invested solely in United States Treasury Securities.

     Balanced Fund:

     Investments of this fund include money market funds, and mutual funds and are intended to provide a mixture of capital growth and income.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to financial Statements (Continued)


C.   Investment Programs (Continued)

     Guaranteed Income Fund:

     Investments of this fund include fixed income securities with specific maturity dates and fixed rates of interest.

     Equity Fund:

     Investments of this fund include equity mutual funds or convertible bonds.

     Loan Fund:

     This fund consists of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Loan Fund equity and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce loan fund equity and increase the respective investment fund's equity. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated.

     Significant Investments

     The following table presents investments that represent 5 percent or more of the combined Participation and Retirement plan total net assets.

                                         1993          1992

     Provident Instit. FDS/Tempfund $10,387,989$           -
     AIM Ltd. Maturity Treas. Shares 56,657,400   26,643,839
     US Treas. Bill DTD 3/17/94       7,876,291            -
     Galaxy Treasury Fund                     -   12,093,343
     AIM S-T Investment Co. Prime             -   13,664,737
     US Treas. Bill DTD 4/1/93                -    9,925,600
     US Treas. Bill DTD 7/1/93                -    9,837,800

D.   Retirement Plan Investments

     The assets of the Plan and the assets of the Retirement Plan are commingled and jointly invested in the Balanced Fund. The Retirement Plan's share of the investments of the Balanced Fund consists of contributions, net of benefits paid, and a pro rata share of income earned thereon.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)



E.   Investment Income

Income earned on commingled investments of the Balanced Fund (Note D) for the years ended December 31, 1993, 1992, and 1991 is summarized below.


                            1993        1992         1991

Interest and dividends  $2,691,410  $2,813,251  $4,172,828

Realized gain on sales
of investments           2,995,479     360,622      72,350

Unrealized appreciation
(depreciation) of
investments             (1,378,115)     82,953   3,552,727

Expenses                   (44,892)    (49,707)    (57,486)


Total net investment
income                  $4,263,882  $3,207,119  $7,740,419

Portion attributable to
the Plan                $3,981,591  $2,989,099  $7,242,573

                           MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


E.   Investment Income (Continued)

Realized and unrealized gains and losses on investments of the Plan's funds are summarized below. The Guaranteed Income Fund had no realized gains or losses on investments in 1993, 1992, and 1991. The Short-Term Income Fund and Equity Fund had no realized gains or losses on investments in 1991.

REALIZED GAINS

               ------------ 1993 ---------------------

               Short-Term             Millipore
                 Income       Equity    Common   Balanced
                  Fund         Fund   Stock Fund   Fund         Total

Amount realized   $15,034,878 $1,667,321 $784,731 $105,944,690 $123,431,620
Average cost of
  investments sold 14,978,782  1,457,155  780,831  102,949,211  120,165,979
Net realized gain $    56,096 $  210,166 $  3,900 $  2,995,479 $  3,265,641


               ------------ 1992 ----------------------

               Short-Term             Millipore
                 Income       Equity    Common   Balanced
                  Fund         Fund   Stock Fund   Fund        Total

Amount realized   $3,348,156 $1,324,587 $899,365 $ 67,719,023 $73,291,131
Average cost of
  investments sold 3,285,428  1,266,393  882,685   67,358,401  72,792,907
Net realized gain $   62,728 $   58,194 $ 16,680 $    360,622 $   498,224


               ----------- 1991 ------------------------

                                   Millipore
                                     Common   Balanced
                                   Stock Fund   Fund     Total

Amount realized                  $1,927,337 $72,229,935 $74,157,272
Average cost of
  investments sold                1,782,511  72,157,585  73,940,096
Net realized gain                $  144,826 $    72,350 $   217,176

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


E.   Investment Income (Continued)

UNREALIZED APPRECIATION/(DEPRECIATION) OF INVESTMENTS


          -----------------------1993 ---------------------------------------

                     Millipore
            Equity     Common    Balanced    Short-
             Fund      Stock       Fund       Term      Total
                        Fund                 Income
                                              Fund

Balance
at beginning
of period   $301,216   $191,745   $3,457,263  $179,332   $4,129,556
Change
for
 period      181,384   456,783    (1,378,115)  (85,528)    (825,476)
Balance
at end of
 period     $482,600  $648,528    $2,079,148   $93,804   $3,304,080


          --------------------1992 -------------------------------

Balance
at beginning
of period   $226,537   $292,848   $3,374,310  $217,802  $4,111,497
Change
for
 period       74,679   (101,103)      82,953   (38,470)     18,059
Balance
at end of
 period     $301,216   $191,745   $3,457,263  $179,332  $4,129,556


          -----------------------1991 -------------------------

Balance
at beginning
of period   $(40,511)  $339,572    $(178,417)  $21,882    $142,526
Change
for
 period      267,048    (46,724)   3,552,727   195,920   3,968,971
Balance
at end of
 period     $226,537   $292,848   $3,374,310  $217,802  $4,111,497

                           MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
                  Notes to Financial Statements (Continued)

E.   Investment Income (Continued)

Income earned by each fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro rata share of contributions and income earned thereon. At December 31, 1993, there were 616 employees participating in Millipore Common Stock Fund, 1,493 in the Short-Term Income Fund, 3,029 in the Balanced Fund, 622 in the Guarantee Income Fund, and 701 in the Equity Fund, There were 907 participants with loans outstanding from the Loan Fund at December 31, 1993. Employees are permitted to invest in more than one fund.

F.   Distributions Payable

In July of 1993, the American Institute of Certified Public Accountants issued an audit guide entitled "Audits of Employee Benefit Plans, with conforming changes as of May 1, 1993", (the "Guide"). The provisions of the Guide are effective for plan years beginning after December 15, 1990. The Guide prohibits the recognition, as a liability, of amounts allocated to participants who have withdrawn from the Plan as of year end, but for which disbursement of those funds has not been made by year end, in the statements of financial condition. Disclosure of such amounts, however, is required. Accordingly, the Plan has adopted these provisions effective January 1, 1993. The cumulative effects of the adoption of this provision as of January 1, 1993 were a decrease in terminations and withdrawals payable of $1,838,052 and an increase in net income of $1,838,052 for the year ended December 31, 1993.

The following is a reconciliation of plan equity per the financial statements to the Form 5500:
                                                            1993
          Plan equity per the financial statements        $125,905,353
          Amounts allocated to withdrawing participants      3,267,379
Net Assets available for benefits per the Form 5500       $122,637,974

The following  is  a reconciliation of terminations and withdrawals  per  the financial  statements to the Form 5500 for the year ended  December  31,
     1993:
                                                             1993
                  Terminations and withdrawals per the
                                   financial statements     $7,327,699
                 Add:  Amounts allocated to withdrawing
                      participants at December 31, 1993      3,267,379
               Less:  Amounts allocated to withdrawing
                      participants at December 31, 1992      1,838,052
        Benefits paid to participants per the Form 5500     $8,757,026

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)

F.                    Distributions Payable (Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

G.   General Termination Condition

While the Company has not expressed any intent to discontinue its contribution under the participation feature of the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions under the participation feature of the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of his account.

H.   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 1985, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Amounts contributed to the Plan by a participant or by the Company on behalf of a participant up to the amount deferrable under the Code are generally not included in the participant's gross income in the year of the contribution. Participants are not subject to federal income tax on income credited to their account nor can they deduct losses charged to their account until distributions are made to them. A participant or beneficiary may, in certain circumstances, defer payment of federal income taxes on all or a portion of distributions from the Plan by transferring all or a portion of the distribution to an individual retirement account or other qualified plan.

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

       Schedule of Assets Held for Investment as of December 31, 1993
                                                     Fair
Security Description        Units        Cost       Value

MILLIPORE  COMMON  STOCK FUND
Money Market:
Provident Instit.
FDS/Tempfund               15,393      $15,393     $15,393
Total Money Market                      15,393      15,393
Common Stock:
Millipore Corp.            84,068    2,714,192   3,362,720
Total Common Stock                   2,714,192   3,362,720
TOTAL FUND INVESTMENTS              $2,729,585  $3,378,113

SHORT-TERM INCOME FUND
Provident Instit.
FDS/Tempfund            2,607,240   $2,607,240  $2,607,240
AIM Ltd. Maturity Treas.
Shares                  1,617,509   16,275,390  16,369,194
TOTAL FUND INVESTMENTS             $18,882,630 $18,976,434


BALANCED FUND
Money Market:
Provident Instit.
FDS/Tempfund            7,758,922   $7,758,922  $7,758,922
Vanguard MM Reserve
US Treas Port           1,034,971   1,034,971    1,034,971
AIM Money Market FD       705,191     705,191      705,191
Putnam Daily Dividend TR  636,135     636,135      636,135
Cash Mgmt.Tr.Amer. Sh.
Ben. Int.               2,131,566   2,131,566    2,131,566
AimS-TInvestmentCo.
Prime                     510,850     510,850      510,850
AIM Ltd. Maturity Treas.
Shares                  3,981,048  40,401,766   40,288,206
U.S. Treas Bill
DTD 3/17/94             8,000,000   7,876,291    7,876,291
U.S. Treas Bill
DTD 6/2/94              6,000,000   5,864,457    5,864,457
U.S. Treas Bill
DTD 9/22/94             6,000,000   5,847,604    5,847,604
Total Money Market                 72,767,753   72,654,193

Mutual Finds:
AMCAP Fund                110,315   1,245,958    1,415,346
Investment Co. Amer.       75,651   1,082,701    1,416,186
Putnam  FD For Growth  &
Income                    103,192   1,185,334    1,403,409
Twentieth Century Inv.-
Growth                     59,979    1,010,247    1,343,533
Twentieth Century Inv.-
Select                    33,927    1,261,433    1,338,774
Washington Mutual Inv.  FD
INC.                      50,882      664,476      904,683
Vanguard/Windsor Fund
Inc.                      65,781      831,135      915,012
Vanguard Index TR500
Portfolio                 25,427    1,007,366    1,114,451
American Mutual FD Inc.   41,641      773,659      906,520
AIM Weingarten Fund       79,456      865,561    1,362,664
Total Mutual Funds                  9,927,870   12,120,578

TOTAL FUND INVESTMENTS            $82,695,623  $84,774,771

LESS:  Retirement Plan             (5,569,550)  (5,709,601)

TOTAL PLAN INVESTMENTS            $77,126,073  $79,065,170

                           MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

 Schedule of Assets Held for Investment as of December 31, 1993 (continued)


                                                       Fair
Security Description      Units          Cost         Value

GUARANTEED     INCOME
FUND
Money Market:
Provident Instit.
FDS/Tempfund              1,589          $1,589       $1,589
Total Money Market                        1,589        1,589
Insurance Contract:
Fidelity & Guaranty
Life Ins. Co.         5,081,066       5,081,065    5,081,065
Total Insurance
Contract                              5,081,065    5,081,065
TOTAL FUND INVESTMENTS               $5,082,654   $5,082,654

EQUITY FUND
Money Market:
Provident Instit.
FDS/Tempfund              4,845          $4,845       $4,845
Total Money Market                        4,845        4,845

Mutual Fund:
Investment Co. Amer.    297,839       5,092,939    5,575,539
Total Mutual Fund                     5,092,939    5,575,539

TOTALFUND INVESTMENTS                $5,097,784   $5,580,384

TOTAL INVESTMENTS                  $108,918,726 $112,082,755

                            MILLIPORE CORPORATION
                  EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

  Schedule of Reportable Transactions for the year ended December 31, 1993


The following securities were traded during the year ended December 31, 1993 in amounts that were in excess of 5% of the combined Participation and Retirement Plan total assets at January 1, 1993.


                                                  Sales
Description of Security          Purchase Cost   Proceeds

Provident Institutional         $80,605,618    $69,992,047

Galaxy Treasury Fund             12,710,238     13,277,042

U.S. Treasury Bills              25,543,458     25,635,849

AIM Ltd. Maturity Treas. Shares  30,433,176

AIM Prime B                                     13,492,810

                     CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Millipore Corporation on Form S-8 (File No. 2-85698) of our report dated June 24, 1994 on our audit of the financial statements of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992 and 1991, which report is included in this Annual Report on Form 11-K.



                                        /s/Coopers & Lybrand
                                        Coopers & Lybrand


Boston, Massachusetts
June 24, 1994